Net 1 UEPS Technologies, Inc.
President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg, South Africa
011-27-11-343-2000

May 9, 2016

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Stephen Kim
Chris Harley

Re:	Net 1 Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed August 20, 2015
File No. 000-31203

Ladies and Gentlemen:

I am writing to confirm, based on the May 9, 2016 telephone conversation between Chris Harley of the U.S. Securities and Exchange Commission (the “Commission”) and Marjorie Sybul Adams of DLA Piper LLP (US), our outside securities counsel, that we have requested and have been granted an additional extension for our response to the Commission’s letter dated April 7, 2016 regarding the above-referenced filing. We expect to file our responses on EDGAR no later than May 13, 2016.

Very truly yours,

Net 1 UEPS Technologies, Inc.

By:	/s/ Herman G. Kotze
Name:	Herman G. Kotze
Title:	Chief Financial Officer

cc: Marjorie Sybul Adams, Esq., DLA Piper LLP (US)